NEWS RELEASE

New York - AG	May 14, 2020
Toronto – FR
Frankfurt – FMV

First Majestic Reports First Quarter Financial Results;
Temporarily Postpones the Sale of Silver and Gold Due to COVID-19;
Announces Operational Restart Procedures

Vancouver, BC, Canada - First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the first quarter ended March 31, 2020. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

FIRST QUARTER 2020 HIGHLIGHTS
(compared to Q1 2019)

•	Revenues of $86.1 million, or 1% lower compared to Q1 2019, primarily due to suspending sales in March in an attempt to maximize future profits due to metals market volatility

•
Postponed the sale of 292,000 ounces of silver and 700 ounces of gold, worth approximately $5.3 million at the end of Q1 2020. As of today, the Company holds 1,045,342 ounces of silver and 1,459 ounces of gold in inventory

•	Reduced cash costs by 19% to $5.16 per payable silver ounce beating previously suspended cost guidance

•	All-in sustaining costs (“AISC”) of $12.99 per payable silver ounce beating previously suspended cost guidance

•	Mine operating earnings of $21.1 million, up 106% compared to Q1 2019

•	Net earnings of ($32.4) million due to accounting loss for the sale of the Plomosas exploration project and an unrealized loss on foreign currency derivatives

•	Adjusted EPS of $0.04 after excluding non-cash and non-recurring items

•	Cash flow per share was $0.11 per share (non-GAAP)

•	Repurchased 275,000 shares at a volume weighted average price of CDN$8.56 per share during the quarter

•	Ended the quarter with $145.2 million in cash and cash equivalents

•	Strong working capital position of $139.8 million and total available liquidity of $204.9 million, including $65.0 million of undrawn revolving credit facility

“As the COVID-19 pandemic sparked higher than normal volatility in the metals market near the end of the quarter, we temporarily suspended our silver and gold sales as paper prices dropped significantly below true physical prices,” stated Keith Neumeyer, President and CEO of First Majestic. “These inventoried ounces have been carried over into the second quarter and will be sold as prices improve. Nevertheless, strong production from each of our three mines generated operating earnings of $21.1 million, representing a 106% increase over the same quarter of 2019.”
Neumeyer continued, “Our operations and CSR teams have been working diligently throughout the first quarter to ensure all areas of our business are following appropriate policies and procedures to prevent the spread of a potential COVID-19 outbreak. To date, I am pleased to report we have not experienced any positive cases within any of our areas of operation. We are now beginning to implement restart procedures across each of the mine sites and expect full production to be reached in early July. Finally, I would like to thank Wheaton Precious Metals and Sandstorm Gold for their financial support towards the purchasing of important medical supplies for the Tayoltita and Banámichi communities in response to this pandemic.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2020-Q1	2019-Q4	Change Q1 vs Q4	2019-Q1	Change Q1 vs Q1
Operational
Ore Processed / Tonnes Milled	599,142	626,482	(4%)	812,654	(26%)
Silver Ounces Produced	3,151,980	3,348,424	(6%)	3,331,388	(5%)
Silver Equivalent Ounces Produced	6,195,057	6,233,412	(1%)	6,273,677	(1%)
Cash Costs per Ounce (1)	$5.16	$3.73	38%	$6.34	(19%)
All-in Sustaining Cost per Ounce (1)	$12.99	$12.25	6%	$12.91	1%
Total Production Cost per Tonne (1)	$82.41	$78.62	5%	$66.65	24%
Average Realized Silver Price per Ounce (1)	$17.36	$17.46	(1%)	$15.73	10%

Financial (in $millions)
Revenues	$86.1	$96.5	(11%)	$86.8	(1%)
Mine Operating Earnings	$21.1	$23.9	(12%)	$10.3	106%
Net (Loss) Earnings	($32.4)	($39.9)	19%	$2.9	NM
Operating Cash Flows before Movements in Working Capital and Taxes	$23.3	$32.9	(29%)	$23.7	(2%)
Cash and Cash Equivalents	$145.2	$169.0	(14%)	$91.5	59%
Working Capital (1)	$139.8	$171.1	(18%)	$130.9	7%

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.15)	($0.19)	20%	$0.01	NM
Adjusted EPS (1)	$0.04	$0.00	NM	($0.01)	NM
Cash Flow per Share (1)	$0.11	$0.16	(30%)	$0.12	(8%)
"NM" - Not meaningful
(1)   The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

SUSPENSION UPDATE RELATED TO COVID-19
On March 31, 2020, the Mexican Ministry of Health issued a decree outlining certain actions aimed at mitigating and containing sanitary risks associated with COVID-19 (the "Decree"), requiring non-essential businesses, including mining, to temporarily suspend activities until May 30, 2020. As a result, operations at its San Dimas, Santa Elena and La Encantada mines were ramped down in the month of April. In early May, First Majestic delivered supportive letters from local mayors around each of the Company’s operating mines to Mexico’s Under-Secretary of Mining and the Ministry of Health indicating strong local support for the restart of operations.

On May 13, 2020, the Mexican Government officially confirmed in the Federal Registry that mining is now deemed essential and can restart on May 18,,2020 As a result, the Company is beginning to implement restart procedures across each of its mine sites, while maintaining strict sanitary controls and supporting our local communities, and expects full production rates will be reached in early July. To date, First Majestic has not experienced any incidents related to COVID-19 at its sites or corporate offices.

First Majestic has promptly responded to the threat of COVID-19 and undertaken significant measures, including:

•
implemented preventative control measures including social distancing, remote working, cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, and pre-screening for virus symptoms;

•	construction of a temporary camp at Santa Elena which can accommodate up to 310 workers;

•	managing supply chain risk and disruption by maintaining constant communication with major suppliers and contractors and increasing supplies inventory levels at all units;

•	supporting local communities by sponsoring health professionals, medical equipment, personal protective equipment, medicine and health supplements;

•
deferring a substantial amount of discretionary capital expenditures into 2021 to maintain a strong balance sheet. Furthermore, the Company expects to release an updated 2020 production, cost and capital investments guidance in July;

•	proactively engaging with local communities and other stakeholders to reduce the risk of COVID-19 from entering our host communities; and

•
implementation of programs within our areas of influence to increase awareness about the virus, promote good hygiene and responsible social interactions to prevent and/or contain the spread of the virus

Q1 2020 FINANCIAL RESULTS

The Company realized an average silver price of $17.36 per ounce during the first quarter of 2020, representing a 10% increase compared to $15.73 in the first quarter of 2019 and a 1% decrease compared to $17.46 in the prior quarter.

Revenues generated in the first quarter totaled $86.1 million compared to $86.8 million in the first quarter of 2019. Despite the recent temporary suspension of three operating mines, total production in the quarter was consistent with the first quarter of 2019 and 9% above the previously withdrawn 2020 guidance. However, due to the volatile decline in silver and gold prices near the end of the quarter, the Company decided to withhold pricing on approximately 292,000 ounces of shipped silver and 700 ounces of shipped gold and retained those ounces in its finished goods inventory. Had these ounces been sold at the end of the quarter, it would have contributed an additional $5.3 million to revenues based on spot metal prices.

The Company reported mine operating earnings of $21.1 million compared to $10.3 million in the first quarter of 2019. The increase in mine operating earnings in the quarter was attributed to a 10% increase in average realized silver price and lower cost of sales and depletion, depreciation and amortization due to the temporary suspension of lower margin mines.

The Company reported net earnings of ($32.4) million (EPS of ($0.15)) compared to earnings of $2.9 million (EPS of $0.01) in the first quarter of 2019. The decrease in earnings was attributed to an accounting loss of $10.1 million on the divesting of the Plomosas exploration project, to reduce annual holding costs, and an unrealized loss of $22.7 million on mark-to-market adjustment of its foreign currency derivatives holdings as a result of a 25% depreciation of the Mexican pesos against the U.S. dollar during the quarter.

Adjusted net earnings for the quarter was $8.2 million (Adjusted EPS of $0.04) compared to ($2.9) million (Adjusted EPS of ($(0.01)) in the first quarter of 2019, after excluding non-cash and non-recurring items.

Cash flow from operations before movements in working capital and income taxes in the quarter was $23.3 million ($0.11 per share) compared to $23.7 million ($0.12 per share) in the first quarter of 2019.

Cash and cash equivalents at March 31, 2020 was $145.2 million, up $53.7 million compared to the first quarter of 2019. In addition, the Company had strong working capital of $139.8 million and total available liquidity of $204.9 million, including $65.0 million of undrawn revolving credit facility.

OPERATIONAL HIGHLIGHTS

The table below represents the quarterly operating and cost parameters at each of the Company’s three producing silver mines during the quarter.

First Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Consolidated
Ore Processed / Tonnes Milled	200,109	177,834	221,200	599,142
Silver Ounces Produced	1,677,376	550,133	924,472	3,151,980
Gold Ounces Produced	21,308	10,842	52	32,202
Silver Equivalent Ounces Produced	3,672,169	1,593,400	929,487	6,195,057
Cash Costs per Ounce	$3.08	$2.12	$10.77	$5.16
All-in Sustaining Cost per Ounce	$9.02	$6.03	$13.31	$12.99
Total Production Cost per Tonne	$126.33	$81.04	$43.82	$82.41

Total production in the first quarter was 6,195,057 silver equivalents ounces, representing a 1% decrease compared to the prior quarter. Total production consisted of 3,151,980 ounces of silver and 32,202 ounces of gold, in line with the previous quarter and 9% above the previously withdrawn guidance.
COSTS AND CAPITAL EXPENDITURES

Cash cost per ounce for the quarter was $5.16 per payable ounce of silver, compared to $3.73 per ounce in the previous quarter. The increase in consolidated cash cost was primarily attributed to lower by-product credits as a result of approximately 700 ounces of gold that were shipped but unpriced at quarter end, which would have contributed an additional $1.4 million or $0.44 per ounce in by-product credits, as well as a 3% decline in gold production. In addition, Santa Elena experienced higher energy costs compared to the previous quarter as the Mexican government eliminated the diesel credit in 2020 which equated to a $0.8 million credit recognized in the previous quarter. The Company continues to anticipate significant energy cost savings at Santa Elena with the completion of its conversion from diesel to liquefied natural gas power generation by the end of 2020.

AISC in the first quarter was $12.99 per ounce compared to $12.25 per ounce in the previous quarter. The marginal increase was primarily attributed to higher cash costs, partially offset by small decreases in general and administrative costs as well as sustaining capital expenditures amidst travel restrictions.

Total capital expenditures in the first quarter were $30.1 million, primarily consisting of $12.8 million at San Dimas, $7.4 million at Santa Elena (including $2.3 million towards the Ermitaño project), $2.8 million at La Encantada, $5.0 million for strategic projects and $2.1 million at non-producing properties.

ABOUT THE COMPANY
First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society, risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.